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                                                                   Exhibit 11.01

                          Interpore International, Inc.
                      Computations of Net Income Per Share
                      (in thousands, except per share data)
                                   (unaudited)


                                                              Three months ended              Six months ended
                                                                   June 30,                      June 30,
                                                           -------------------------     -------------------------
                                                              1998           1997           1998           1997
                                                           ----------     ----------     ----------     ----------
Net income (loss) from continuing operations               $   (4,321)    $      106     $   (3,378)    $      188
Net income (loss) from discontinued operations                     --            (94)            --          2,597
                                                           ----------     ----------     ----------     ----------
Net income (loss)                                          $   (4,321)    $       12     $   (3,378)    $    2,785
                                                           ==========     ==========     ==========     ==========

Shares used in computing net income per share basic:
   Weighted average common shares outstanding                  13,894         13,354         13,853         13,307

Effect of dilutive securities:
   Weighted average convertible preferred stock                     *             77              *             77
   Common share equivalents outstanding                             *            456              *            498
                                                           ----------     ----------     ----------     ----------
Shares used in computing net income per share - diluted
                                                               13,894         13,887         13,853         13,882
                                                           ==========     ==========     ==========     ==========

Basic earnings per share:
Net income (loss) from continuing operations               $     (.31)    $      .01     $     (.24)    $      .01
Net income (loss) from discontinued operations             $      .00     $     (.01)    $      .00     $      .20
Net income (loss)                                          $     (.31)    $      .00     $     (.24)    $      .21

Diluted earnings per share:
Net income (loss) from continuing operations               $     (.31)    $      .01     $     (.24)    $      .01
Net income (loss) from discontinued operations             $      .00     $     (.01)    $      .00     $      .19
Net income (loss)                                          $     (.31)    $      .00     $     (.24)    $      .20

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* Effect of dilutive securities would have been anti-dilutive; accordingly, the amounts are excluded from shares used in computing diluted earnings per share.

Shares issuable from the convertible subordinated debentures were excluded from the calculation of diluted earnings per share because their effect would have been anti-dilutive.

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